SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Aegis Communications Group, Inc.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

00760B105
(CUSIP Number)

Barry E. Johnson
Thayer Capital Partners
1455 Pennsylvania Avenue, N.W., Suite 350
Washington, D.C. 20004
(202) 371-0150
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2003
(Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

(Continued on following pages)

(Page 1 of 13 Pages)

     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00760B105	13D/A	Page 2 of 13 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Thayer Equity Investors III, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 38,839,452.95

	8.	SHARED VOTING POWER 70,064,823.82

	9.	SOLE DISPOSITIVE POWER 38,839,452.95

	10.	SHARED DISPOSITIVE POWER 70,064,823.82

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 108,904,276.77

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 78.2%

14.	TYPE OF REPORTING PERSON* PN

CUSIP No. 00760B105	13D/A	Page 3 of 13 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) TC Equity Partners, L.L.C.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 38,839,452.95

	8.	SHARED VOTING POWER 70,064,823.82

	9.	SOLE DISPOSITIVE POWER 38,839,452.95

	10.	SHARED DISPOSITIVE POWER 70,064,823.82

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 108,904,276.77

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 78.2%

14.	TYPE OF REPORTING PERSON* OO

CUSIP No. 00760B105	13D/A	Page 4 of 13 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) TC Co-Investors, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 150,838

	8.	SHARED VOTING POWER 108,753,438.77

	9.	SOLE DISPOSITIVE POWER 150,838

	10.	SHARED DISPOSITIVE POWER 108,753,438.77

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 108,904,276.77

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 78.2%

14.	TYPE OF REPORTING PERSON* OO

CUSIP No. 00760B105	13D/A	Page 5 of 13 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) TC Management Partners, L.L.C.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 150,838

	8.	SHARED VOTING POWER 108,753,438.77

	9.	SOLE DISPOSITIVE POWER 150,838

	10.	SHARED DISPOSITIVE POWER 108,753,438.77

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 108,904,276.77

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*		☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 78.2%

14.	TYPE OF REPORTING PERSON* OO

CUSIP No. 00760B105	13D/A	Page 6 of 13 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Frederic V. Malek

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER Disclaimed (see 11 below).

	8.	SHARED VOTING POWER Disclaimed (see 11 below).

	9.	SOLE DISPOSITIVE POWER Disclaimed (see 11 below).

	10.	SHARED DISPOSITIVE POWER Disclaimed (see 11 below).

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Beneficial ownership of all shares disclosed in this Statement is disclaimed by Mr. Malek, except to the extent of his pecuniary interest therein.

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☒ Beneficial ownership of all shares disclosed in this Statement is disclaimed by Mr. Malek, except to the extent of his pecuniary interest therein.

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Not applicable (see 11 above).

14.	TYPE OF REPORTING PERSON* IN

CUSIP No. 00760B105	13D/A	Page 7 of 13 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Carl J. Rickertsen

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER Disclaimed (see 11 below).

	8.	SHARED VOTING POWER Disclaimed (see 11 below).

	9.	SOLE DISPOSITIVE POWER Disclaimed (see 11 below).

	10.	SHARED DISPOSITIVE POWER Disclaimed (see 11 below).

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Beneficial ownership of all shares disclosed in this Statement is disclaimed by Mr. Rickertsen, except to the extent of his pecuniary interest therein.

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☒ Beneficial ownership of all shares disclosed in this Statement is disclaimed by Mr. Rickertsen, except to the extent of his pecuniary interest therein.

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Not applicable (see 11 above).

14.	TYPE OF REPORTING PERSON* IN

CUSIP No. 00760B105	13D/A	Page 8 of 13 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Paul G. Stern

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER Disclaimed (see 11 below).

	8.	SHARED VOTING POWER Disclaimed (see 11 below).

	9.	SOLE DISPOSITIVE POWER Disclaimed (see 11 below).

	10.	SHARED DISPOSITIVE POWER Disclaimed (see 11 below).

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Beneficial ownership of all shares disclosed in this Statement is disclaimed by Dr. Stern, except to the extent of his pecuniary interest therein.

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☒ Beneficial ownership of all shares disclosed in this Statement is disclaimed by Dr. Stern, except to the extent of his pecuniary interest therein.

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Not applicable (see 11 above).

14.	TYPE OF REPORTING PERSON* IN

CUSIP No. 00760B105	13D/A	Page 9 of 13 Pages

     This Amendment No. 5 to Schedule 13D relating to the common stock, par value $0.01 per share (the “Common Stock”), of Aegis Communications Group, Inc., a Delaware corporation (the “Company”), is being filed on behalf of (i) Thayer Equity Investors, III, L.P., a Delaware limited partnership (“Thayer”), (ii) TC Equity Partners, L.L.C., a Delaware limited liability company (“Equity”), (iii) TC Co-Investors, LLC, a Delaware limited liability company (“Co-Investors”), (iv) TC Management Partners, L.L.C, a Delaware limited liability company (“Management”), (v) Frederic V. Malek, (vi) Carl J. Rickersten, and (vii) Paul G. Stern. This Amendment No. 5 is being filed to amend the Schedule 13D which was originally filed with the Securities and Exchange Commission (“SEC”) on January 19, 2001 (the “Schedule 13D”). Reference is hereby made to Amendment No. 2 to the Statement on Schedule 13D filed with the SEC on June 11, 2001 (“Amendment No. 2”), Amendment No. 3 to the Statement on Schedule 13D filed with the SEC on January 8, 2002 (“Amendment No. 3”) and Amendment No. 4 to the Statement on Schedule 13D filed with the SEC on October 1, 2002 (“Amendment No. 4”). Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the meaning as set forth in the Schedule 13D, as amended.

Item 3.    Source and Amount of Funds or Other Consideration.

                 Item 3 is hereby amended and supplemented by adding the following thereto:

                 Securities were issued to the reporting person in payment of the Issuer’s obligation to pay dividends on certain classes of Convertible Preferred Stock and its obligation to pay interest on certain Convertible Promissory Notes.

Item 5.     Interest in Securities of the Company.

                  Item 5 is hereby amended to state in its entirety as follows:

        (a)     As of June 30, 2003, each of Thayer, Equity, Co-Investors and Management beneficially owns 108,904,276.77 shares of Common Stock as follows: (i) 19,059,206 shares of Common Stock; (ii) 2,269,224 shares of Common Stock issuable upon the exercise of certain warrants to purchase Common Stock; (iii) 6,961,468.61 shares of Common Stock issuable upon the conversion of the Company’s Series D Preferred Stock; (iv) 2,491,662.28 shares of Common Stock issuable upon the conversion of the Company’s Series E Preferred Stock; (v) 8,208,730.06 shares of Common Stock issuable upon the conversion of certain convertible debt of the Company; (vi) 66,757,971.68 shares of Common Stock issuable upon the conversion of the Company’s Series F Preferred Stock owned by the Questor Entities as of such date; (vii) 367,512.14 shares of Common Stock issuable upon the conversion of the Company’s Series E Preferred Stock owned by the Questor Entities as of such date; and (viii) 2,788,502 shares of Common Stock owned by the Questor Entities as of such date. As a result of the Stockholders Agreement with the Questor Entities, the Thayer Entities and other Reporting Persons may be deemed to be acting as a group with the Questor Entities.

                  The beneficial ownership of 108,904,276.77 shares of Common Stock represents 78.2% of the class, as calculated pursuant to Rule 13d-3(d)(1)(i) under the Act and based on the number of shares of Common Stock reported as outstanding by the Company in the Company’s Report on Form 10-Q for the quarter ended March 31, 2003. Each of Messrs. Malek and Rickertsen and Dr. Stern disclaims beneficial ownership of all shares disclosed in this Statement except to the extent of his respective pecuniary interest therein.

(b) (i)	Number of shares as to which each of Thayer and Equity has:

Sole power to vote or to direct the vote: 38,839,452.95
Shared power to vote or to direct the vote: 70,064,823.82
Sole power to dispose or to direct the disposal of: 38,839,452.95
Shared power to dispose or to direct the disposal of: 70,064,823.82

CUSIP No. 00760B105	13D/A	Page 10 of 13 Pages

(ii)	Number of shares as to which each of Co-Investors and Management has:

Sole power to vote or to direct the vote: 150,838
Shared power to vote or to direct the vote: 108,753,438.77
Sole power to dispose or to direct the disposal of: 150,838
Shared power to dispose or to direct the disposal of: 108,753,438.77

(iii)	Each of Messrs. Malek and Rickertsen and Dr. Stern disclaims beneficial ownership of all shares disclosed in this Statement except to the extent of his respective pecuniary interest therein.

     (c)    As of May 31, 2003 and June 30, 2003, respectively, the Reporting Persons acquired beneficial ownership of (i) Series D Preferred Stock of the Company, in payment of dividends by the Company, convertible into approximately 85,490.11 and 82,732.37 shares of Common Stock, respectively; (ii) Series E Preferred Stock of the Company, in payment of dividends by the Company, convertible into approximately 30,598.82 and 29,611.76 shares of Common Stock, respectively; and (iii) convertible notes of the Company, in payment of interest by the Company, convertible into approximately 82,620.34 and 79,955.15 shares of Common Stock, respectively.

     (d)    Except for the Questor Entities, with respect to the shares of Common Stock issuable upon the conversion of the Company’s Series F Preferred Stock owned by them and reported herein by the Reporting Persons as a result of the Stockholders Agreement, no person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Persons.

     (e)    Not applicable.

CUSIP No. 00760B105	13D/A	Page 11 of 13 Pages

Item 7.      Material to be Filed as Exhibits.

Exhibit No.	Title

99.1	Joint Filing Agreement and Power of Attorney, dated January 18, 2001, among Thayer Equity Investors III, L.P., TC Equity Partners, L.L.C., TC Co-Investors, LLC, TC Management Partners, L.L.C., Frederic V. Malek, Carl J. Rickertsen and Paul G. Stern.*

99.2	Joint Filing Agreement, dated March 5, 2001, among Thayer Equity Investors III, L.P., TC Equity Partners, L.L.C., TC Co-Investors, LLC, TC Management Partners, L.L.C., Frederic V. Malek, Carl J. Rickertsen and Paul G. Stern.**

99.3	Joint Filing Agreement, dated June 11, 2001, among Thayer Equity Investors III, L.P., TC Equity Partners, L.L.C., TC Co-Investors, LLC, TC Management Partners, L.L.C., Frederic V. Malek, Carl J. Rickertsen and Paul G. Stern.***

99.4	Joint Filing Agreement, dated January 8, 2002, among Thayer Equity Investors III, L.P., TC Equity Partners, L.L.C., TC Co-Investors, LLC, TC Management Partners, L.L.C., Frederic V. Malek, Carl J. Rickertsen and Paul G. Stern. ****

99.5	Stock Transfer Letter dated December 27, 2001, by and between ITC Services Company and Questor Management Company, LLC, on behalf of itself and the Questor Entities.*****

99.6	Joint filing agreement, dated October 1, 2002, among Thayer Equity Investors III, L.P., TC Equity Partners, L.L.C., TC Co-Investors, LLC, TC Management Partners, L.L.C., Frederic V. Malek, Carl J. Rickertsen and Paul G. Stern. ******

99.7	Joint filing agreement, dated July 1, 2003, among Thayer Equity Investors III, L.P., TC Equity Partners, L.L.C., TC Co-Investors, LLC, TC Management Partners, L.L.C., Frederic V. Malek, Carl J. Rickertsen and Paul G. Stern.

*	Incorporated by reference to Exhibit 99.1 to the Schedule 13D of the Thayer Entities with respect to the Common Stock of the Company, filed on January 19, 2001.

**	Incorporated by reference to Exhibit 99.2 to the Schedule 13 D/A of the Thayer Entities with respect to the Common Stock of the Company, filed on March 5, 2001.

***	Incorporated by reference to Exhibit 99.3 to the Schedule 13 D/A of the Thayer Entities with respect to the Common Stock of the Company, filed on June 11, 2001.

****	Incorporated by reference to Exhibit 99.4 to the Schedule 13 D/A of the Thayer Entities with respect to the Common Stock of the Company, filed on January 8, 2002.

*****	Incorporated by reference to Exhibit 2 to the Schedule 13 D/A of the Questor Entities with respect to the Common Stock of the Company, filed on January 7, 2002.

******	Incorporated by reference to Exhibit 99.6 to the Schedule 13 D/A of the Thayer Entities with respect to the Common Stock of the Company, filed on October 1, 2002.

CUSIP No. 00760B105	13D/A	Page 12 of 13 Pages

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 1, 2003

THAYER EQUITY INVESTORS III, L.P., a Delaware limited partnership	TC EQUITY PARTNERS, L.L.C., a Delaware limited liability company

By: TC Equity Partners, L.L.C., a Delaware limited liability company, its General Partner	/s/ Barry E. Johnson Barry E. Johnson Secretary, Treasurer and Chief Financial Officer

/s/ Barry E. Johnson Barry E. Johnson Secretary, Treasurer and Chief Financial Officer

TC CO-INVESTORS, LLC, a Delaware limited liability company	TC MANAGEMENT PARTNERS, L.L.C., a Delaware limited liability company

By: TC Management Partners, L.L.C., a Delaware limited liability company, its General Partner	/s/ Barry E. Johnson Barry E. Johnson Secretary, Treasurer and Chief Financial Officer

/s/ Barry E. Johnson Barry E. Johnson Secretary, Treasurer and Chief Financial Officer

/s/ Barry E. Johnson FREDERIC V. MALEK By: Barry E. Johnson Attorney-in-fact	/s/ Barry E. Johnson CARL J. RICKERTSEN By: Barry E. Johnson Attorney-in-fact

/s/ Barry E. Johnson PAUL G. STERN By: Barry E. Johnson Attorney-in-fact

CUSIP No. 00760B105	13D/A	Page 13 of 13 Pages

EXHIBIT LIST

Exhibit No.	Title

99.1	Joint Filing Agreement and Power of Attorney, dated January 18, 2001, among Thayer Equity Investors III, L.P., TC Equity Partners, L.L.C., TC Co-Investors, LLC, TC Management Partners, L.L.C., Frederic V. Malek, Carl J. Rickertsen and Paul G. Stern.*

99.2	Joint Filing Agreement, dated March 5, 2001, among Thayer Equity Investors III, L.P., TC Equity Partners, L.L.C., TC Co-Investors, LLC, TC Management Partners, L.L.C., Frederic V. Malek, Carl J. Rickertsen and Paul G. Stern.**

99.3	Joint Filing Agreement, dated June 11, 2001, among Thayer Equity Investors III, L.P., TC Equity Partners, L.L.C., TC Co-Investors, LLC, TC Management Partners, L.L.C., Frederic V. Malek, Carl J. Rickertsen and Paul G. Stern.***

99.4	Joint Filing Agreement, dated January 8, 2002, among Thayer Equity Investors III, L.P., TC Equity Partners, L.L.C., TC Co-Investors, LLC, TC Management Partners, L.L.C., Frederic V. Malek, Carl J. Rickertsen and Paul G. Stern. ****

99.5	Stock Transfer Letter dated December 27, 2001, by and between ITC Services Company and Questor Management Company, LLC, on behalf of itself and the Questor Entities.*****

99.6	Joint filing agreement, dated October 1, 2002, among Thayer Equity Investors III, L.P., TC Equity Partners, L.L.C., TC Co-Investors, LLC, TC Management Partners, L.L.C., Frederic V. Malek, Carl J. Rickertsen and Paul G. Stern. ******

99.7	Joint filing agreement, dated July 1, 2003, among Thayer Equity Investors III, L.P., TC Equity Partners, L.L.C., TC Co-Investors, LLC, TC Management Partners, L.L.C., Frederic V. Malek, Carl J. Rickertsen and Paul G. Stern.

*	Incorporated by reference to Exhibit 99.1 to the Schedule 13D of the Thayer Entities with respect to the Common Stock of the Company, filed on January 19, 2001.

**	Incorporated by reference to Exhibit 99.2 to the Schedule 13 D/A of the Thayer Entities with respect to the Common Stock of the Company, filed on March 5, 2001.

***	Incorporated by reference to Exhibit 99.3 to the Schedule 13 D/A of the Thayer Entities with respect to the Common Stock of the Company, filed on June 11, 2001.

****	Incorporated by reference to Exhibit 99.4 to the Schedule 13 D/A of the Thayer Entities with respect to the Common Stock of the Company, filed on January 8, 2002.

*****	Incorporated by reference to Exhibit 2 to the Schedule 13 D/A of the Questor Entities with respect to the Common Stock of the Company, filed on January 7, 2002.

******	Incorporated by reference to Exhibit 99.6 to the Schedule 13 D/A of the Thayer Entities with respect to the Common Stock of the Company, filed on October 1, 2002.